2013 Second Quarter Shareholder Report May 1, 2013
Contents
MD&A
Our business	2
Strategy and objectives	6
Operating results	7
Consolidated operating review
Segmented operating review
Financial condition	15
Cash flows	16
Liquidity and capital resources	17
Legal proceedings	19
Outlook	19
Financial risk management	19
Critical accounting estimates and judgments	19
Accounting policies and new accounting standards not yet applied	20
Related party transactions	20
Internal control over financial reporting	21
Risks and uncertainties	21
Definition and reconciliation of non-GAAP measures	22
Caution regarding forward-looking statements	23

Condensed interim consolidated financial statements	26

Notes to condensed interim consolidated financial statements	30

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (MD&A) comments on Gildan’s financial condition as at March 31, 2013 as well as on its operations and financial performance for the three and six months ended March 31, 2013, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three months and six months ended March 31, 2013, and the related notes, and with our MD&A for the year ended September 30, 2012 (2012 Annual MD&A). This MD&A is dated May 1, 2013. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, (IFRS) except for certain information discussed in the paragraph entitled “Definition and reconciliation of Non-GAAP measures” in this MD&A. The unaudited condensed interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 1, 2013.

Additional information about Gildan, including our 2012 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Caution regarding forward-looking statements” notice on page 23.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

OUR BUSINESS

OVERVIEW

Gildan is a supplier of quality branded basic family apparel. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. We design, manufacture and source basic products characterized by low-fashion risk and frequent replenishment, such as T-shirts, fleece, sport shirts, socks and underwear, the majority of which are made of cotton and synthetic fibres. We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume continuous replenishment programs in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers and we are developing Gildan® as a consumer brand for activewear and underwear. In addition to supplying retailers, Gildan also manufactures select activewear programs for leading global consumer brands. Gildan owns and operates vertically-integrated, large-scale manufacturing facilities in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. We also own and operate a facility in Bangladesh to support our sales in Asia and Europe. Gildan has over 33,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

OUR OPERATING SEGMENTS

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own

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management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear Segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist mainly of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our Gildan® brand. In fiscal 2012, following the acquisition of Anvil Holdings, Inc. (Anvil), the Anvil® brand and brand extensions were added to our brand portfolio. In addition, the Company has a license agreement with New Balance Athletic Shoe, Inc. (New Balance) to sell New Balance® branded performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors buy our products and subsequently sell to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

Branded Apparel Segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. A significant portion of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands, as well as select national retailers’ brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market and are increasingly focused on developing the Gildan® brand within this channel. In addition to the Gildan® brand, our portfolio of consumer brands includes the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand sold to a national chain; the GT® brand which we believe has further potential for development in the mass-market; the PowerSox® athletic performance brand which is distributed mainly through sports specialty retailers and national chains; the Auro® brand for the mass-market; and All Pro®, an athletic sock brand for the mass-market. In addition, we have contractual licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. Furthermore, we also manufacture and distribute activewear products for leading consumer brands, including major sportswear and family entertainment brands.

OUR OPERATIONS

Manufacturing operations
We have developed a significant manufacturing infrastructure in two main hubs in Central America and the Caribbean Basin, where we have built modern textile and sock manufacturing facilities and have established sewing operations. In addition, we own a small vertically-integrated manufacturing facility for the production of activewear in Bangladesh which mainly serves our international markets.

Central American manufacturing hub
Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities for the production of activewear and underwear, Rio Nance 1, Rio Nance 2 and our newest and largest facility, Rio Nance 5. During fiscal 2012, while ramping up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. In addition, as part of the acquisition of Anvil in fiscal 2012, we added a smaller textile facility in Honduras in close proximity to our main complex in Rio Nance. The Company is currently planning to increase the utilization of the former Anvil facility to support its growth in more specialized performance products. Textiles produced in Honduras are

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sewn at our sewing facilities in Honduras and Nicaragua. At the Rio Nance complex, we have also constructed and operate two large-scale, integrated sock manufacturing facilities, Rio Nance 3 and Rio Nance 4.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facilities in the Dominican Republic.

While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement Gildan’s large scale, vertically-integrated manufacturing.

Yarn-spinning
We satisfy our yarn requirements primarily by sourcing in the U.S. from third-party yarn suppliers with which we have supply agreements, as well as from our two yarn-spinning facilities in the U.S. previously owned by a joint venture, CanAm Yarns, LLC (CanAm). As part of its strategy to increase the degree of vertical integration in yarn-spinning, the Company acquired the remaining 50% interest of CanAm during the first quarter of fiscal 2013 and is planning to upgrade its two yarn-spinning facilities located in Clarkton, NC and Cedartown, GA.  In addition, the Company is developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which will be utilized as part of its product offering in the Branded Apparel segment.

Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, and inventory control and logistics for each of their respective operating segments.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 42 retail stores located in outlet malls throughout the United States.

Employees and corporate office
We currently employ over 33,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

COMPETITIVE ENVIRONMENT

The market for our products is highly competitive and is served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Consumer brand recognition and appeal are also factors in the retail market. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our

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customers. We have enhanced our consumer brand portfolio with the addition of the Gold Toe® brand and brand extensions and the Under Armour® and New Balance® licensed brands. The Company is focused on further developing its brands and is making a significant investment in advertising in support of further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), Hanesbrands Inc. (Hanesbrands), smaller U.S.-based manufacturers, including Alstyle Apparel, a division of Ennis Corp. and Delta Apparel Inc., as well as Central American and Mexican manufacturers. We also compete with private label brands sold by some of our distributors. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment
In the retail channel we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, and Renfro Corporation. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

ECONOMIC ENVIRONMENT AND BUSINESS OUTLOOK

Demand in the U.S. distributor channel, the largest market for our Printwear segment, began to recover in the second quarter of fiscal 2012. During the second quarter of fiscal 2013, sales of T-shirts by U.S. distributors to U.S. screenprinters declined year-over-year, particularly in February and the first half of March. We believe this weakness in demand for T-shirts in the Printwear market was largely attributable to cooler seasonal weather during the quarter compared to the same period last year and was partially offset by higher seasonal sales of fleece. Demand in the second half of March was up compared to the same period last year. The Company continues to project modest growth in industry demand in the balance of the fiscal year. However, there can be no assurance that demand trends will improve. Similarly, we believe the cooler weather this year also negatively impacted retail activity during the quarter compared to last year. In addition, we believe the later timing of income tax refunds and the increase in payroll taxes that affected U.S. consumers in January negatively impacted consumer spending. While we anticipate continuing sales growth in our Branded Apparel segment for fiscal 2013 due to our initiatives, which include new Gildan® branded programs secured for fiscal 2013 and the impact of the Anvil acquisition, it is difficult to assess the health of consumer demand in the market going forward. Growth in the U.S. has been slow and uncertainty about the economy remains, which could negatively affect consumer sentiment and spending.

We anticipate results in fiscal 2013 will benefit from the consumption of inventory produced with lower cost cotton compared to fiscal 2012. However, inflation in labour and electricity and other input costs in fiscal 2013 are expected to offset in part the benefit of lower cotton costs. For fiscal 2013, the Company is assuming lower net selling prices for its Printwear segment compared to fiscal 2012. There can be no assurance that selling prices in fiscal 2013 will not come under more pressure than the level of pricing assumed by the Company, in the event of deteriorating market conditions, increased competitive promotional activity or a further decline in cotton futures prices. In the Branded Apparel segment, Gildan maintained selling prices during fiscal 2012 after having implemented price increases mainly towards the end of fiscal 2011, as Gildan’s selling price increases to retailers at that time did not reflect the full pass-through of high-cost cotton. There can be no assurance that selling prices in the retail market will remain stable during fiscal 2013.

A discussion of management’s expectations as to our outlook for fiscal 2013 is contained in our second quarter earnings results press release dated May 2, 2013 under the section entitled “Outlook”.

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STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize printwear market penetration and opportunities
While we have achieved a leadership position in the U.S. and Canadian printwear markets, particularly in the U.S. wholesale distributor market, we continue to pursue additional growth opportunities to increase our penetration in the North American and international printwear markets as we expand our production capacity and introduce new products for these markets.

We are pursuing further market share penetration with our expanded portfolio of brands sold in the printwear market, which in addition to our leading Gildan® brand include the Anvil® brand and the licensed New Balance® brand, each with a different brand position in the market. In addition, we are pursuing further sales growth through the introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels, performance products, enhanced sport shirts offerings and work wear assortments. New product introductions could also allow us to service certain niches of the printwear market in which we previously did not participate. Recent product initiatives include our introduction of a basic performance activewear product-line under the Gildan Performance® brand and the introduction of a New Balance® sports performance line for activewear products. Through innovations in our manufacturing process, our Gildan Performance® line features moisture management attributes and anti-microbial properties incorporated into the textile production process to ensure long-lasting performance.

We also intend to continue to expand our presence in targeted international printwear markets outside of the U.S. and Canada, which currently represent less than 10% of the Company’s total consolidated sales.

2.	Continue penetration of retail market as a full-line supplier of branded family apparel
We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear market, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We sell our products in the retail channel under the Gildan® and Gold Toe® brands and related brand extensions, as well as under licensing agreements for the Under Armour® and New Balance® brands. We are one of the largest suppliers of socks in the U.S. mass-market retail channel. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands to retailers. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear.

We have been making progress with our key initiative to grow the proportion of our sales of Company branded programs. We secured new branded programs for fiscal 2013 with national retail customers and regional retail chains, some of which are replacing existing private label programs. These new program placements, which include underwear, socks and activewear, will provide significant exposure and visibility for the Gildan® brand. During fiscal 2012, the Company retained a U.S. branding and marketing agency for the further development of the Gildan® and Gold Toe® portfolio of consumer brands and we are making a significant investment in advertising in support of these brands.

We are also focused on building our relationships as a supply chain partner to global consumer brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. With the acquisition of Anvil, we now have strong established relationships with major sportswear and family entertainment companies. While we pursue further activewear sales growth within this customer segment we believe there is an opportunity to leverage

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these relationships to expand into other product categories. We also believe there are potential opportunities to expand existing brand license relationships into new product categories.

3.	Continue to generate manufacturing and distribution cost reductions
We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for capacity expansion, cost-reduction, further vertical-integration, as well as for additional product quality enhancement. During fiscal 2012 and 2013 we ramped up production in our newest facility Rio Nance 5, which is now operating at a more cost-efficient level than our existing textile facilities.  We are also in the process of modernizing and refurbishing our Rio Nance 1 facility in order to improve its cost efficiency. The Company is also investing in yarn-spinning capabilities, including the recent acquisition of the remaining 50% interest of its yarn-spinning joint venture CanAm, the upgrade of the existing CanAm facilities, and the investment in a new yarn-spinning facility in the U.S. for the production of ring-spun yarn. The strategic rationale for the Company’s yarn-spinning investment is to increase the degree of vertical integration of yarn-spinning, to support its projected sales growth, and to continue to pursue its business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The Company’s investment in ring-spun yarn technology will provide enhanced quality features to our product offering, as well as qualify for duty-free access to U.S. markets under the Dominican Republic–Central America–United States Free Trade Agreement (CAFTA-DR), which requires the use of U.S. yarn or yarn spun in other CAFTA-DR member countries. Ring-spun products will be utilized as part of the Company’s branded product offering in the Branded Apparel segment.

We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment through the investment in biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability.

We also seek to achieve acquisition synergies from the integration of acquired companies into Gildan’s vertical operations.

4.	Reinvest cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. In addition, the Company allocates cash towards the payment of a dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2012 Annual MD&A.

OPERATING RESULTS

BUSINESS ACQUISITION

CanAm
On October 29, 2012, the Company acquired the remaining 50% interest of CanAm, its jointly-controlled entity, for cash consideration of $11.3 million. The acquisition of the remaining 50% interest has been presented in the statement of cash flows as a cash outflow from investing activities of $2.5 million, which represents the cash consideration paid of $11.3 million, net of cash acquired of $8.8 million. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility. CanAm operates

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yarn-spinning facilities in the U.S. in Cedartown, GA and Clarkton, NC, and all of the output from CanAm's production is utilized by the Company in its manufacturing operations.

The Company previously accounted for its 50% interest in CanAm using the equity method. The acquisition of the remaining 50% interest was accounted for as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of CanAm have been consolidated with those of the Company from the date of acquisition. Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. In addition, at the date of acquisition, the previously held interest in CanAm was re-measured to its fair value resulting in a loss of $0.9 million. The re-measurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.3 million which is included in restructuring and acquisition-related costs in the condensed interim consolidated statement of earnings and comprehensive income. The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the three and six months ended March 31, 2013.

The Company has determined the fair value of the assets acquired and liabilities assumed on a preliminary basis based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of liabilities assumed, and property, plant and equipment acquired and the related income tax effects, which the Company expects to finalize by the end of fiscal 2013.

NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section entitled “Definition and reconciliation of Non-GAAP measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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SUMMARY OF QUARTERLY RESULTS

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

		2013						2012		2011
(in $ millions, except per share amounts)	Q2	Q1	(1)	Q4	Q3	(2)	Q2	Q1	Q4	Q3	(3)

Net sales	523.0	420.8		561.7	600.2		482.6	303.8	481.6	529.7
Net earnings (loss)	72.3	35.3		89.0	78.6		26.9	(46.1)	48.5	88.1
Net earnings (loss) per share
Basic(4)	0.60	0.29		0.73	0.65		0.22	(0.38)	0.40	0.72
Diluted(4)	0.59	0.29		0.73	0.64		0.22	(0.38)	0.40	0.72
Total assets	2,004.2	1,921.7		1,896.4	1,939.2		1,854.5	1,806.8	1,858.5	1,857.3
Total long-term financial liabilities	214.0	177.0		181.0	306.0		333.0	305.0	209.0	252.0
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,365	121,455		121,473	121,527		121,518	121,434	121,548	121,649
Diluted	122,629	122,491		122,322	122,047		121,985	121,434	122,143	122,506
(1) Reflects the acquisition of CanAm from October 29, 2012.
(2) Reflects the acquisition of Anvil from May 9, 2012.
(3) Reflects the acquisition of Gold Toe Moretz from April 15, 2011.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

SEASONALITY AND OTHER FACTORS AFFECTING THE VARIABILITY OF RESULTS AND FINANCIAL CONDITION

Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

In the first quarter of fiscal 2012, the Company reported a net loss due to the impact of significantly higher cotton costs, abnormally high levels of seasonal distributor inventory destocking, a distributor inventory devaluation discount of $19 million, and a charge to cost of sales of approximately $9 million relating to extended holiday production downtime in December.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation

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on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

In addition to the significant impact of the consumption during the first half of fiscal 2012 of inventory manufactured with cotton purchased at historically high cotton price levels, the Company reduced selling prices for its Printwear products in the first quarter of fiscal 2012, ahead of the consumption of this high-cost inventory. Consequently, gross margins were negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Gross margins in the fourth quarter of fiscal 2012 reflected the return to more normal levels of historical profitability as industry selling prices and the cost of cotton in inventories consumed in the quarter were more closely aligned.

Business acquisitions may affect the comparability of results. The quarterly financial data above reflects the acquisition of Gold Toe Moretz (Gold Toe) from April 15, 2011, the acquisition of Anvil from May 9, 2012, and the acquisition of the remaining 50% interest in CanAm from October 29, 2012.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

In the third quarter of fiscal 2012, following the transition of production from Rio Nance 1 to Rio Nance 5, the Company suspended production at its Rio Nance 1 facility as it proceeds with plans to modernize and refurbish the facility. Consequently, a non-cash charge of approximately $0.03 per share to write off obsolete equipment at Rio Nance 1 was recorded in the third quarter of fiscal 2012 and results in the second half of that fiscal year also included transitional manufacturing inefficiencies related to the ramp-down of the Rio Nance 1 facility and the ramp-up of Rio Nance 5. Depreciation expense continues to be recorded on idle assets during the temporary closure of Rio Nance 1.

Our reported amounts for sales, selling, general and administrative expenses (SG&A expenses), and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2012 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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CONSOLIDATED OPERATING REVIEW

(in $ millions, except per share amounts)	Q2 2013	Q2 2012	Variation	YTD 2013	YTD 2012	Variation

Net sales	523.0	482.6	40.4	943.8	786.4	157.4
Cost of sales	371.8	396.5	(24.7)	680.0	693.9	(13.9)

Gross profit	151.2	86.1	65.1	263.8	92.5	171.3

Selling, general and administrative expenses	73.6	53.9	19.7	143.0	104.8	38.2
Restructuring and acquisition-related costs	0.8	1.6	(0.8)	6.1	1.9	4.2

Operating income (loss)	76.8	30.6	46.2	114.7	(14.2)	128.9

Financial expenses, net	1.6	2.9	(1.3)	3.9	4.9	(1.0)
Equity earnings in investment in joint venture	-	0.2	(0.2)	-	-	-

Earnings (loss) before income taxes	75.2	27.5	47.7	110.8	(19.1)	129.9
Income tax expense	3.0	0.5	2.5	3.3	0.1	3.2

Net earnings (loss)	72.2	27.0	45.2	107.5	(19.2)	126.7

Earnings (loss) per share:
Basic	0.60	0.22	0.38	0.89	(0.16)	1.05
Diluted	0.59	0.22	0.37	0.88	(0.16)	1.04
Adjusted earnings (loss) per share - Diluted (1)	0.59	0.23	0.36	0.91	(0.15)	1.06
(1) See "Definition and reconciliation of Non-GAAP measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Net sales
Consolidated net sales in the second quarter of fiscal 2013 amounted to $523.0 million, up $40.4 million, or 8.4% from $482.6 million in the second quarter of fiscal 2012. Printwear segment sales for the second quarter of fiscal 2013 were $368.0 million, up $7.1 million, or 2.0% from $360.9 million last year, and Branded Apparel segment sales were $155.0 million, up $33.3 million, or 27.4%, compared to sales of $121.7 million last year. The increase in consolidated net sales was primarily due to the impact of the Anvil acquisition, more favourable product-mix for Branded Apparel and increased shipments to international markets. These factors were partially offset by lower printwear net selling prices, including the impact of a distributor inventory devaluation discount of $5.3 million. We believe printwear and retail demand during the second quarter of fiscal 2013 was negatively affected by cooler seasonal weather. Consumer spending in the U.S. mass-retail market in the second quarter was also negatively impacted by the later timing of income tax refunds and an increase in payroll taxes.

Consolidated net sales for the second quarter of fiscal 2013 were in line with the Company’s guidance of projected net sales of approximately $520 million provided on February 6, 2013, as lower than anticipated promotional discounts in the Printwear segment were partially offset by lower than anticipated unit sales volumes, which we believe was largely due to the cooler weather conditions in the second quarter of this year.

Consolidated net sales for the first six months of fiscal 2013 were $943.8 million, up $157.4 million from $786.4 million.  Printwear segment sales for the first six months of fiscal 2013 amounted to $611.7 million, up $103.6 million, or 20.4% compared to $508.1 million in the same period last year. Branded Apparel segment sales for the six months ended March 31, 2013 totaled $332.1 million, up $53.8 million, or 19.3% compared to the first six months of fiscal 2012. The increase in consolidated net sales for the first six months of fiscal 2013 was primarily attributable to the impact of the acquisition of Anvil, higher unit sales volumes in the Printwear segment and more favourable product-mix for the Branded Apparel segment, partially offset by lower net selling prices for printwear.

QUARTERLY REPORT – Q2 2013 P. 11

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
Gross profit
Consolidated gross profit for the second quarter of fiscal 2013 of $151.2 million was up $65.1 million from consolidated gross profit of $86.1 million during the second quarter of fiscal 2012. As a percentage of sales, gross margins for the second quarter of fiscal 2013 were 28.9%, compared to gross margins of 17.8% in the second quarter of fiscal 2012. The improvement in gross margins was due primarily to significantly lower cotton costs and more favourable product-mix for Branded Apparel, partially offset by the impact of the reduction in printwear net selling prices, including the distributor inventory devaluation discount, and higher manufacturing costs. The increase in manufacturing costs was due to short-term issues impacting the cost of goods produced in the first quarter, which were consumed in cost of sales in the second quarter, inflationary cost increases and the earlier timing of the Easter holiday shutdown, which more than offset manufacturing efficiencies from the continuing ramp-up of Rio Nance 5. Gross margins in the second quarter of fiscal 2013 were also negatively impacted by a $0.02 per share charge for the discontinuation of certain Anvil® product-lines in order to re-focus the brand on contemporary ring-spun products.

Consolidated gross profit for the first six months of fiscal 2013 of $263.8 million, or 28.0% of sales increased significantly from consolidated gross profit of $92.4 million or 11.8% of sales in the same period last year. The improvement in gross margins in the first six months of fiscal 2013 compared to the same period last year was due to significantly lower cotton costs and more favourable product-mix for Branded Apparel, partially offset by lower net selling prices for printwear, inflationary cost increases and the short-term manufacturing inefficiencies as previously discussed. Additionally, the gross margins for the first six months of fiscal 2013 included the impact of the $5.3 million distributor inventory devaluation discount incurred in the second quarter, while gross margins in the first quarter of fiscal 2012 were impacted by a distributor inventory devaluation discount of $19 million.

Selling, general and administrative expenses
SG&A expenses in the second quarter of fiscal 2013 were $73.6 million, or 14.1% of net sales, up $19.7 million compared to $53.9 million, or 11.2% of net sales, in the second quarter of fiscal 2012. For the first six months of fiscal 2013, SG&A expenses were $143.0 million, or 15.1% of net sales, up $38.2 million compared to $104.8 million, or 13.3% of net sales in the same period last year. The increase in SG&A expenses in the second quarter and for the first six months of fiscal 2013 compared to the same periods last year was mainly due to increased marketing and advertising expenses, higher variable compensation costs and the impact of the acquisition of Anvil.

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three months and six months ended March 31, 2013 were $0.8 million and $6.1 million, compared to $1.6 million and $1.9 million for the same respective periods last year. During the first half of fiscal 2013, the Company incurred costs of $2.7 million in connection with the acquisition and integration of Anvil including a charge of $1.6 million related to lease exit costs. Restructuring and acquisition-related costs for the first half of fiscal 2013 also included an impairment charge of $1.2 million relating to the Company’s U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras, and a loss on business acquisition achieved in stages of $1.3 million in connection with the acquisition of CanAm. Restructuring and acquisition-related costs incurred during the six months ended April 1, 2012 relate to the integration of Gold Toe and the acquisition of Anvil.

Operating income
During the second quarter of fiscal 2013, the Company reported consolidated operating income of $76.9 million, up $46.4 million compared to operating income of $30.5 million in the second quarter of fiscal 2012. Operating income for the first six months of fiscal 2013 totalled $114.7 million compared to an operating loss of $14.2 million in the same period last year. Both operating segments contributed to the significant improvement in operating income, particularly the Printwear segment.

QUARTERLY REPORT – Q2 2013 P. 12

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial expenses, net
Net financial expenses amounted to $1.6 million in the second quarter and $3.9 million in the first six months of fiscal 2013, down from $2.9 million and $4.9 million, respectively, in the same periods last year. The decrease in net financial expenses for the quarter and the first half of fiscal 2013 compared to the same periods last year was mainly due to lower interest expense as a result of the reduction of amounts drawn on our revolving long-term bank credit facility.

Income taxes
We recorded income tax expense of $3.0 million in the second quarter and $3.3 million in the first six months of fiscal 2013, compared to income tax expense of $0.5 million and $0.1 million for the same respective periods last year. The income tax expense for the first half of fiscal 2013 included an income tax recovery of $1.9 million related to restructuring and acquisition-related costs, of which $1.1 million related to the reversal of a deferred tax liability in the first quarter associated with the Company’s previously held interest in CanAm, as a result of the acquisition of the remaining 50% interest in CanAm. Excluding the impact of restructuring and acquisition-related costs and the income tax recovery of $1.9 million mentioned above, the income tax expense for the six months ended March 31, 2013 was $5.2 million, reflecting an effective income tax rate of approximately 4.4%. The higher income tax expense for the period was due primarily to the improved profitability of our Branded Apparel segment compared to the same period last year.

Net earnings
Net earnings for the second quarter of fiscal 2013 were $72.3 million, or $0.59 per share on a diluted basis, compared to net earnings of $26.9 million or $0.22 per share on a diluted basis in the second quarter of fiscal 2012. Excluding the impact of restructuring and acquisition-related costs, adjusted net earnings for the second quarter of fiscal 2013 were $72.7 million, or $0.59 per share compared to adjusted net earnings of $27.8 million, or $0.23 per share for the same period last year. Net earnings for the first six months of fiscal 2013 were $107.6 million, or $0.88 per share on a diluted basis, compared to a net loss of $19.2 million or $0.16 per share for the same period last year. Before restructuring and acquisition-related costs, the Company reported adjusted net earnings of $111.8 million, or $0.91 per share for the first half of fiscal 2013 compared to an adjusted net loss of $18.0 million, or $0.15 per share on a diluted basis for the same period last year. The increase in the Company’s results compared to last year was driven primarily by the significant improvement in operating income from both the Printwear and Branded Apparel segments, partially offset by higher income taxes.

Adjusted net earnings per share for the second quarter of fiscal 2013 were more favourable than the Company’s adjusted EPS guidance of $0.54-$0.57 which was provided on February 6, 2013, mainly due to lower than anticipated promotional discounting in Printwear, partially offset by lower than projected unit sales volumes, which the Company believes was largely due to cooler seasonal weather conditions, and the $0.02 per share charge for the Anvil® discontinued product-lines which had not been assumed in the Company’s guidance.

QUARTERLY REPORT – Q2 2013 P. 13

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
SEGMENTED OPERATING REVIEW

(in $ millions)	Q2 2013	Q2 2012	Variation	YTD 2013	YTD 2012	Variation

Segment net sales:
Printwear	368.0	360.9	7.1	611.7	508.1	103.6
Branded Apparel	155.0	121.7	33.3	332.1	278.3	53.8
Total net sales	523.0	482.6	40.4	943.8	786.4	157.4

Segment operating income:
Printwear	87.3	50.1	37.2	133.2	19.3	113.9
Branded Apparel	13.4	1.1	12.3	33.1	3.6	29.5
Total segment operating income	100.7	51.2	49.5	166.3	22.9	143.4
Corporate and other(1)	(23.8)	(20.7)	(3.1)	(51.6)	(37.1)	(14.5)
Total operating income (loss)	76.9	30.5	46.4	114.7	(14.2)	128.9
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Printwear

Net sales
Printwear segment net sales in the second quarter of fiscal 2013 amounted to $368.0 million, up 2.0% from $360.9 million in the second quarter of fiscal 2012. The slight increase in Printwear segment sales in the quarter was due to approximately 4% unit sales volume growth in the U.S., primarily due to the acquisition of Anvil, and close to 20% in unit sales volume growth in international markets. The higher unit sales volumes compared to last year were achieved in spite of lower seasonal re-stocking by U.S. distributors than in the second quarter of fiscal 2012, when distributors replenished inventories after abnormally high destocking in the first quarter of last year, and lower seasonal demand for T-shirts by screenprinters due to weather conditions in the second quarter. The increase in sales volumes was largely offset by the impact of lower net selling prices, including the distributor inventory devaluation discount.

Printwear segment net sales in the first six months of fiscal 2013 amounted to $611.7 million, up 20.4% from $508.1 million in same period of fiscal 2012. The increase was primarily due to the Anvil acquisition, growth in unit sales of Gildan® branded products and a higher level of inventory replenishment by U.S. distributors, partially offset by lower net selling prices. Consolidated net sales in the first six months of fiscal 2013 were negatively impacted by the $5.3 million distributor inventory devaluation discount incurred in the second quarter, while consolidated net sales in the first six months of fiscal 2012 were negatively impacted by a distributor inventory devaluation discount of $19 million, which was incurred in the first quarter last year.

Operating income
The Printwear segment reported operating income of $87.3 million for the second quarter of fiscal 2013 compared to $50.1 million in the second quarter of fiscal 2012. For the first six months of fiscal 2013, the Printwear segment reported operating income of $133.2 million, compared to $19.3 million in the same period last year. The improvement in operating income was mainly due to lower cotton costs and higher unit sales volumes, partially offset by lower net selling prices, higher manufacturing costs, increased SG&A expenses and the charge for the discontinuation of certain Anvil® product-lines.

QUARTERLY REPORT – Q2 2013 P. 14

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
Branded Apparel

Net sales
Branded Apparel segment net sales amounted to $155.0 million and $332.1 million for the three months and six months ended March 31, 2013, up 27.4% and 19.3% compared to the same respective periods of fiscal 2012. The increase in net sales was due to the impact of the acquisition of Anvil and increased sales of Gildan® branded activewear to retail customers, partially offset by lower sales of socks compared to the same periods of fiscal 2012. We believe the cooler seasonal weather, the increase in payroll taxes and the later timing of income tax refunds in the U.S. negatively affected consumer spending during the second quarter of fiscal 2013.

Operating income
The Branded Apparel segment reported operating income of $13.4 million in the second quarter and $33.1 million in the first six months of fiscal 2013 compared to $1.1 million and $3.6 million in the same respective periods last year. The improvement in operating performance in the second quarter and the first six months of fiscal 2013 compared to the same periods last year was due to lower cotton costs, increased sales, including the acquisition of Anvil and a higher-valued branded product-mix, partially offset by manufacturing inefficiencies and higher SG&A expenses.

FINANCIAL CONDITION

Trade accounts receivable, which are net of accrued sales discounts, amounted to $270.7 million as at March 31, 2013 compared to $260.6 million at the end of fiscal 2012. The increase was due primarily to a full year’s accrual for annual sales discounts being included in trade accounts receivable at the end of fiscal 2012, which was mostly offset by the impact of lower sales in the second quarter of fiscal 2013 compared to the fourth quarter of fiscal 2012.

Inventories as at March 31, 2013 were $625.5 million compared to $553.1 million at the end of fiscal 2012. The increase was mainly due to a seasonal increase in activewear inventory levels, as we build T-shirt inventory levels in the first half of the fiscal year in advance of the peak summer seasonal demand for T-shirts, and an increase in raw materials inventory in part due to the acquisition of the remaining interest in CanAm. These increases were partially offset by lower average unit cost inventories primarily as a result of lower cotton costs.

Assets held for sale decreased from $8.0 million as at the end of fiscal 2012 to $5.8 million as at March 31, 2013, due to the disposal and write-down of certain properties related to facilities in the U.S. that were closed in prior years. Total cash proceeds of $1.2 million were realized on the disposal of closed facilities.

Property, plant and equipment, which are presented net of accumulated depreciation, amounted to $593.3 million as at March 31, 2013, compared to $552.4 million as at September 30, 2012. The increase of $40.9 million reflects net capital additions of $70.9 million and the inclusion of $10.8 million of property, plant and equipment acquired from CanAm, offset by depreciation of $40.8 million. Capital additions included expenditures primarily for the development of our new yarn-spinning facility for the production of ring-spun yarn, the expansion of distribution capacity, expenditures for our Rio Nance 1 and Rio Nance 5 textile facilities in Honduras, as well as the purchase of the Company’s corporate aircraft which was previously under an operating lease. Other non-current assets decreased by $6.5 million during the first half of fiscal 2013, mainly due to the utilization of advance lease payments in connection with the purchase of the aircraft.

The accounting for the acquisition of the remaining 50% interest in CanAm effectively resulted in the disposal of the Company’s investment in the joint venture, which was previously accounted for using the equity method, and the inclusion of 100% of the assets acquired and liabilities assumed of CanAm in the consolidated statement of financial position of the Company, including the recognition of $4.1 million of goodwill as described in note 4 to the unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 15

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software, and amounted to $254.5 million as at March 31, 2013 compared to $260.0 million at the end of fiscal 2012. The decrease of $5.5 million reflects amortization of $8.6 million, offset by the addition of $3.1 million of software.

Goodwill amounted to $146.0 million as at March 31, 2013 compared to $141.9 million as at the end of fiscal 2012. The increase in goodwill of $4.1 million is due to the goodwill recorded in connection with the acquisition of CanAm as described above.

Total assets were $2,004.2 million as at March 31, 2013, compared to $1,896.4 million at the end of fiscal 2012. Working capital was $765.8 million as at March 31, 2013 compared to $659.2 million as at September 30, 2012. The current ratio at the end of the second quarter of fiscal 2013 was 4.2, compared to 3.6 at the end of fiscal 2012.

Accounts payable and accrued liabilities amounted to $238.5 million as at March 31, 2013 compared to $256.4 million at the end of fiscal 2012. The decrease from the end of fiscal 2012 was mainly due to lower cotton costs in accounts payable.

Provisions amounted to $15.3 million as at March 31, 2013 compared to $13.0 million at the end of fiscal 2012. The increase from the end of fiscal 2012 is due primarily to a provision of $1.6 million related to lease exit costs incurred in connection with the integration of the acquisition of Anvil.

CASH FLOWS

Cash flows from operating activities were $24.9 million for the three months ended March 31, 2013 compared to $3.0 million for the same period last year. For the first six months of fiscal 2013, cash flows from operating activities were $70.3 million compared to cash flows used in operating activities of $109.4 million last year. The increase in year-to-date operating cash flows of $179.7 million was primarily due to the increase in net earnings and a lower increase in non-cash working capital compared with the first half of fiscal 2012. For the first six months of fiscal 2013, the negative impact of the change in non-cash working capital balances on operating cash flows was due primarily to seasonal increases in inventory levels. For the first half of fiscal 2012, the increase in non-cash working capital was mainly due to a significant reduction in accounts payable and accrued liabilities from the end of fiscal 2011 due to lower cotton costs on yarn purchases, while the impact of seasonal increases in inventory levels was offset by lower cotton costs in inventory.

Cash flows used in investing activities were $44.5 million for the second quarter of fiscal 2013 and $71.1 million for the first six months of fiscal 2013 compared to $23.4 million and $46.9 million for the same periods last year, mostly relating to higher capital spending in fiscal 2013 as compared to fiscal 2012. Capital expenditures during the first half of fiscal 2013 are described under the “Financial Condition” section of this MD&A, and our planned capital expenditures for the full fiscal year are discussed under the “Liquidity and Capital Resources” section.

We incurred negative free cash flow of $19.6 million in the second quarter of fiscal 2013 and generated $1.7 million of free cash flow for the first six months of fiscal 2013, compared to negative free cash flow of $20.4 million and $156.3 million respectively for the same periods last year. The increase in free cash flow of $158.0 million on a year-to-date basis was due to the higher operating cash flows as noted above, partially offset by higher capital spending. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash flows used in investing activities, excluding business acquisitions. See the heading entitled “Free cash flow” under the section entitled “Definition and reconciliation of Non-GAAP measures” in this MD&A.

Cash flows from financing activities were $10.3 million in the second quarter of fiscal 2013 and $2.8 million for the first six months of fiscal 2013, compared to $9.7 million and $106.0 million respectively for the same periods last year. During the first six months of fiscal 2013, cash flows from financing activities reflected an

QUARTERLY REPORT – Q2 2013 P. 16

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
increase in funds drawn on our revolving long-term bank credit facility of $33.0 million. During the first half of fiscal 2012, the increase of $124.0 million of funds drawn on the credit facility was used to finance cash outflows for operations and capital expenditures. The Company also paid dividends of $21.9 million in the first half of fiscal 2013 compared to $18.4 million in the first half of fiscal 2012. During the first half of fiscal 2013, the Company directed a trustee to purchase $9.6 million of its common shares on the open market to be held in trust and used for the future settlement of non-treasury restricted share units.

LIQUIDITY AND CAPITAL RESOURCES

We have a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). It also provides for a reduction in undrawn pricing. As at March 31, 2013, $214.0 million (September 30, 2012 - $181.0 million) was drawn under the facility and the effective interest rate for the six months ended March 31, 2013 was 2.2%, including the impact of interest rate swaps. In addition, an amount of $4.6 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios. The Company was in compliance with all covenants as at March 31, 2013.

Total indebtedness was $214.0 million as at March 31, 2013 compared to $181.0 million as at September 30, 2012 and was solely comprised of drawings under the revolving long-term bank credit facility. Net indebtedness increased to $141.3 million as at March 31, 2013 compared to $110.6 million as at the end of fiscal 2012. Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and reconciliation of Non-GAAP measures” in this MD&A.

Gildan is currently projecting capital expenditures for fiscal 2013 of approximately $200 million, which is consistent with the forecast provided on February 6, 2013. This includes a total of approximately $85 million for yarn-spinning investments including expenditures for the development of our new spinning facility for the production of ring-spun yarn and for upgrading the two existing CanAm yarn-spinning facilities. The balance of the fiscal 2013 capital expenditure program is primarily for expansion of textile capacity in Honduras, including the carryover of expenditures from fiscal 2012 for Rio Nance 5 and the refurbishment of Rio Nance 1 and the upgrade of the former Anvil facility, as well as for expansion of sewing and distribution capacity, including the construction of a new distribution centre in Honduras and continued investments in biomass projects.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financial flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which

QUARTERLY REPORT – Q2 2013 P. 17

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations as disclosed in our 2012 Annual MD&A. There have been no significant changes to our contractual obligations since September 30, 2012. As disclosed in note 25 to our 2012 audited annual consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at March 31, 2013, the maximum potential liability under these guarantees was $14.6 million, of which $5.5 million was for surety bonds and $9.1 million was for corporate guarantees and standby letters of credit.

DERIVATIVE INSTRUMENTS

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates and commodity prices. Derivative financial instruments are not used for speculative purposes. As at March 31, 2013, the Company’s outstanding derivative financial instruments were primarily related to forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, as well as interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 are recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments are still expected to occur, the cumulative loss of $5.8 million in accumulated other comprehensive income is being drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occur. For the six months ended March 31, 2013, the gain resulting from the change in the fair value of the interest rate swap contracts offset the charge related to the drawdown of the cumulative loss in accumulated other comprehensive income. In the event that the designated interest payments are no longer expected to occur, any remaining unrealized loss on interest rate swaps in accumulated other comprehensive income ($5.0 million as at March 31, 2013) will be recognized in net earnings immediately.

OUTSTANDING SHARE DATA

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 30, 2013 there were 121,672,118 common shares issued and outstanding along with 1,199,928 stock options and 828,496 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

DECLARATION OF DIVIDENDS

The Company paid dividends of $21.9 million during the six months ended March 31, 2013. On May 1, 2013, the Board of Directors declared a quarterly cash dividend of $0.09 per share for an expected aggregate payment of $11.0 million which will be paid on June 10, 2013 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on May 16, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

QUARTERLY REPORT – Q2 2013 P. 18

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
The Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

NORMAL COURSE ISSUER BID

In December 2011, the Company implemented a normal course issuer bid to repurchase for cancellation up to one million outstanding common shares of the Company on the TSX and the NYSE representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX (the “NCIB”). The Company did not renew the NCIB which expired on December 5, 2012. There were no repurchases under the NCIB during the first quarter of fiscal 2013.

LEGAL PROCEEDINGS

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2013 is contained in our second quarter earnings results press release dated May 2, 2013 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. Please refer to the “Financial Risk Management” section of the 2012 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2012 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

QUARTERLY REPORT – Q2 2013 P. 19

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We have not made any significant changes to our estimates in the past two years.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2012 audited annual consolidated financial statements.

ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

ACCOUNTING POLICIES

The Company’s unaudited condensed interim consolidated financial statements for the second quarter of fiscal 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and International Accounting Standard (IAS) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2012 audited annual consolidated financial statements.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED

In October 2010, the IASB released IFRS 9, Financial Instruments, and in May 2011, the IASB released IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement. In June 2011, the IASB amended IAS 19, Employee Benefits. For a detailed description of these new accounting standards, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company leases warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases are in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.1 million and $0.2 million for the three months and six months ended March 31, 2013, compared to $0.3 million and $0.5 million for the same respective periods last year. There were no amounts owing as at March 31, 2013 and September 30, 2012.

QUARTERLY REPORT – Q2 2013 P. 20

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 30, 2012 was included in the 2012 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2012. There have been no material changes in internal control over financial reporting since September 30, 2012.

RISKS AND UNCERTAINTIES

In our 2012 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2012 Annual MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on a small number of key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

QUARTERLY REPORT – Q2 2013 P. 21

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and acquisition-related costs, net of related income tax recoveries, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Net earnings (loss)	72.3	26.9	107.6	(19.2)
Adjustments for:
Restructuring and acquisition-related costs	0.8	1.6	6.1	1.9
Income tax recovery on restructuring and
acquisition-related costs	(0.4)	(0.7)	(1.9)	(0.7)
Adjusted net earnings (loss)	72.7	27.8	111.8	(18.0)

Basic EPS	0.60	0.22	0.89	(0.16)
Diluted EPS	0.59	0.22	0.88	(0.16)
Adjusted diluted EPS	0.59	0.23	0.91	(0.15)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

EBITDA
EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Net earnings (loss)	72.3	26.9	107.6	(19.2)
Restructuring and acquisition-related costs	0.8	1.6	6.1	1.9
Depreciation and amortization	24.1	20.6	42.8	38.7
Financial expenses, net	1.6	2.9	3.9	4.9
Income tax expense	3.0	0.5	3.3	0.1
Equity earnings in investment in joint venture	-	0.2	-	-
EBITDA	101.8	52.7	163.7	26.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – Q2 2013 P. 22

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Cash flows from (used in) operating activities	24.9	3.0	70.3	(109.4)
Cash flows used in investing activities	(44.5)	(23.4)	(71.1)	(46.9)
Adjustment for:
Business acquisition	-	-	2.5	-
Free cash flow	(19.6)	(20.4)	1.7	(156.3)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	March 31, 2013	September 30, 2012

Long-term debt and total indebtedness	214.0	181.0
Cash and cash equivalents	(72.7)	(70.4)
Net indebtedness	141.3	110.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2012 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

QUARTERLY REPORT – Q2 2013 P. 23

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on a small number of key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

QUARTERLY REPORT – Q2 2013 P. 24

                                                                                                          MANAGEMENT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 1, 2013

QUARTERLY REPORT – Q2 2013 P. 25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 31,	September 30,
	2013	2012

Current assets:
Cash and cash equivalents	$72,715	$70,410
Trade accounts receivable	270,706	260,595
Income taxes receivable	2,668	353
Inventories (note 5)	625,522	553,068
Prepaid expenses and deposits	13,345	14,451
Assets held for sale	5,839	8,029
Other current assets	13,483	8,694
Total current assets	1,004,278	915,600

Non-current assets:
Property, plant and equipment	593,253	552,437
Investment in joint venture (note 4)	-	12,126
Intangible assets	254,466	259,981
Goodwill (note 8(a))	145,991	141,933
Deferred income taxes	1,707	3,371
Other non-current assets	4,530	10,989
Total non-current assets	999,947	980,837

Total assets	$2,004,225	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$238,476	$256,442
Total current liabilities	238,476	256,442

Non-current liabilities:
Long-term debt (note 6)	214,000	181,000
Employee benefit obligations	20,634	19,612
Provisions	15,294	13,042
Total non-current liabilities	249,928	213,654

Total liabilities	488,404	470,096

Equity:
Share capital	99,661	101,113
Contributed surplus	27,878	25,579
Retained earnings	1,392,253	1,306,724
Accumulated other comprehensive income	(3,971)	(7,075)
Total equity attributable to shareholders of the Company	1,515,821	1,426,341

Total liabilities and equity	$2,004,225	$1,896,437

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net sales	$523,040	$482,565	$943,816	$786,362
Cost of sales	371,840	396,472	679,993	693,920

Gross profit	151,200	86,093	263,823	92,442

Selling, general and administrative expenses	73,552	53,939	142,980	104,773
Restructuring and acquisition-related costs
(note 7)	797	1,614	6,139	1,868

Operating income (loss)	76,851	30,540	114,704	(14,199)

Financial expenses, net (note 8(c))	1,601	2,937	3,872	4,933
Equity loss (earnings) in investment in joint
venture	-	223	(46)	3

Earnings (loss) before income taxes	75,250	27,380	110,878	(19,135)

Income tax expense	2,970	510	3,310	59

Net earnings (loss)	72,280	26,870	107,568	(19,194)

Other comprehensive income, net of related
income taxes (note 9):
Cash flow hedges	2,357	(1,929)	3,104	(1,310)

Comprehensive income (loss)	$74,637	$24,941	$110,672	$(20,504)

Earnings (loss) per share:
Basic (note 10)	$0.60	$0.22	$0.89	$(0.16)
Diluted (note 10)	$0.59	$0.22	$0.88	$(0.16)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended March 31, 2013 and April 1, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	3,805	-	-	3,805
Shares issued under employee share
purchase plan	12	433	-	-	-	433
Shares issued pursuant to exercise of
stock options	39	1,199	(209)	-	-	990
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	126	-	(22,039)	(21,913)
Transactions with shareholders of the
Company recognized directly in equity	(3)	(1,452)	2,299	-	(22,039)	(21,192)

Cash flow hedges (note 9)	-	-	-	3,104	-	3,104
Net earnings	-	-	-	-	107,568	107,568

Comprehensive income	-	-	-	3,104	107,568	110,672

Balance, March 31, 2013	121,383	$99,661	$27,878	$(3,971)	$1,392,253	$1,515,821

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	2,430	-	-	2,430
Shares issued under employee share
purchase plan	12	279	-	-	-	279
Shares issued pursuant to exercise of
stock options	19	138	(13)	-	-	125
Shares issued or distributed pursuant to
vesting of restricted share units	159	4,243	(4,243)	-	-	-
Dividends declared	-	-	123	-	(18,517)	(18,394)
Transactions with shareholders of the
Company recognized directly in equity	190	4,660	(1,703)	-	(18,517)	(15,560)

Cash flow hedges (note 9)	-	-	-	(1,310)	-	(1,310)
Net loss	-	-	-	-	(19,194)	(19,194)

Comprehensive loss	-	-	-	(1,310)	(19,194)	(20,504)

Balance, April 1, 2012	121,521	$105,096	$14,823	$(1,986)	$1,157,093	$1,275,026

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Cash flows from (used in) operating activities:
Net earnings (loss)	$72,280	$26,870	$107,568	$(19,194)
Adjustments to reconcile net earnings to cash flows from
(used in) operating activities (note 11(a))	28,858	23,556	54,840	43,986
	101,138	50,426	162,408	24,792
Changes in non-cash working capital balances:
Trade accounts receivable	(68,299)	(95,657)	(11,331)	(46,581)
Income taxes	(3,245)	(860)	(2,364)	(1,274)
Inventories	(2,743)	39,499	(63,732)	811
Prepaid expenses and deposits	(2,043)	110	447	2,391
Other current assets	915	(1,141)	(2,679)	(1,307)
Accounts payable and accrued liabilities	(849)	10,597	(12,445)	(88,219)
Cash flows from (used in) operating activities	24,874	2,974	70,304	(109,387)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	37,000	28,000	33,000	124,000
Dividends paid	(21,913)	(18,394)	(21,913)	(18,394)
Proceeds from the issuance of shares	594	121	1,381	404
Repurchase of shares	(5,386)	-	(9,621)	-
Cash flows from financing activities	10,295	9,727	2,847	106,010

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(43,988)	(20,088)	(66,904)	(44,255)
Purchase of intangible assets	(681)	(3,697)	(3,074)	(4,368)
Business acquisition achieved in stages, net of cash
acquired (note 4)	-	-	(2,467)	-
Proceeds on disposal of assets held for sale and
property, plant and equipment	156	244	1,371	254
Dividend received from investment in joint venture	-	108	-	1,509
Cash flows used in investing activities	(44,513)	(23,433)	(71,074)	(46,860)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	78	500	228	(279)
Net (decrease) increase in cash and cash equivalents during
the period	(9,266)	(10,232)	2,305	(50,516)
Cash and cash equivalents, beginning of period	81,981	41,741	70,410	82,025
Cash and cash equivalents, end of period	$72,715	$31,509	$72,715	$31,509

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,147	$2,095	$2,250	$3,774
Income taxes	3,940	1,664	5,073	2,419

Supplemental disclosure of cash flow information (note 11)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 31, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s second quarter of fiscal 2013 as at and for the three and six months ended March 31, 2013 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, therefore these condensed interim consolidated financial statements should be read in conjunction with the Company’s 2012 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2013.

(b)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 29, 2013, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES:

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.3 million. The acquisition of the remaining 50% interest has been presented in the statement of cash flows as a cash outflow from investing activities of $2.5 million, which represents the cash consideration paid of $11.3 million, net of cash acquired of $8.8 million. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility. CanAm operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from CanAm's production is utilized by the Company in its manufacturing operations. The acquisition of the remaining 50% interest in CanAm is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed on a preliminary basis based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of liabilities assumed, and property, plant and equipment acquired and the related income tax effects, which the Company expects to finalize by the end of fiscal 2013.

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Cash and cash equivalents	$8,817
Inventories	2,227
Prepaid expenses and deposits	62
Other current assets	401
Property, plant and equipment	10,780
Other non-current assets	75
22,362

Liabilities assumed:
Accounts payable and accrued liabilities	(3,575)
Deferred income taxes	(627)
(4,202)

Goodwill	4,058
Net assets acquired at fair value	$22,218

Cash consideration paid at closing	$11,284
Fair value of the equity interest in CanAm held by the Company
immediately prior to the acquisition date	11,284
Settlement of pre-existing relationship with CanAm	(350)
$22,218

QUARTERLY REPORT – Q2 2013 P. 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES (continued):

Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately from goodwill since it did not meet the recognition criteria for identifiable intangible assets. An amount of $2.0 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $0.9 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.3 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.3 million which is included in restructuring and acquisition-related costs in the condensed interim consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the condensed interim consolidated statement of earnings and comprehensive income.

The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the three and six months ended March 31, 2013. There was also no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

5. INVENTORIES:

	March 31,	September 30,
	2013	2012

Raw materials and spare parts inventories	$74,818	$61,841
Work in process	41,177	37,358
Finished goods	509,527	453,869
	$625,522	$553,068

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). It also provides for a reduction in undrawn pricing. As at March 31, 2013, $214.0 million (September 30, 2012 - $181.0 million) was drawn under the facility bearing an effective interest rate for the six months ended March 31, 2013 of 2.2%, including the impact of interest rate swaps. In addition, an amount of $4.6 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios. The Company was in compliance with all covenants as at March 31, 2013.

QUARTERLY REPORT – Q2 2013 P. 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Charges related to assets held for sale and property,
plant and equipment	$9	$(16)	$1,175	$7
Employee termination and benefit costs	138	355	290	1,116
Exit, relocation and other costs	508	172	2,898	673
Remeasurement of contingent consideration in
connection with a business acquisition	142	652	267	(379)
Loss on business acquisition achieved in stages (note 4)	-	-	1,321	-
Acquisition-related transaction costs	-	451	188	451
	$797	$1,614	$6,139	$1,868

Exit, relocation and other costs incurred during the six months ended March 31, 2013 relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), including a charge of $1.6 million related to lease exit costs. The impairment charge of $1.2 million during the six months ended March 31, 2013 relates to impairment charges on the Company’s U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company incurred a loss on business acquisition achieved in stages of $1.3 million in connection with the acquisition of CanAm. Restructuring and acquisition-related costs incurred during the six months ended April 1, 2012 relate to the integration of Gold Toe and the acquisition of Anvil.

8. OTHER INFORMATION:

(a)	Goodwill:

Six months ended
March 31,
2013

Balance, beginning of period	$141,933
Goodwill acquired (note 4)	4,058
Balance, end of period	$145,991

(b)	Depreciation and amortization:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Depreciation of property, plant and equipment	$20,373	$18,303	$40,731	$36,073
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(590)	(1,846)	(6,495)	(5,770)
Depreciation of property, plant and equipment included
in net earnings	19,783	16,457	34,236	30,303
Amortization of intangible assets (excluding software)	3,901	3,713	7,802	7,426
Amortization of software	390	406	788	976
Depreciation and amortization included in net earnings	$24,074	$20,576	$42,826	$38,705

QUARTERLY REPORT – Q2 2013 P. 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):

(c)	Financial expenses, net:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Interest expense on financial liabilities recorded at
amortized cost	$1,088	$1,860	$2,109	$3,398
Bank and other financial charges	871	821	1,827	1,619
Interest accretion on discounted provision	78	94	155	164
Foreign exchange (gain) loss	(436)	162	(219)	(248)
	$1,601	$2,937	$3,872	$4,933

9. OTHER COMPREHENSIVE INCOME:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net gain (loss) on derivatives designated as cash flow
hedges	$2,372	$(1,773)	$2,417	$(1,016)
Income taxes	(24)	18	(24)	10

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	530	(1,043)	802	(1,235)
Cost of sales	(281)	-	(281)	-
Selling, general and administrative expenses	7	(177)	-	(206)
Financial expenses, net	(247)	1,040	192	1,125
Income taxes	-	6	(2)	12
Other comprehensive income (loss)	$2,357	$(1,929)	$3,104	$(1,310)

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 are recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments are still expected to occur, the cumulative loss of $5.8 million in accumulated other comprehensive income is being drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occur. For the six months ended March 31, 2013, the gain resulting from the change in the fair value of the interest rate swap contracts offset the charge related to the drawdown of the cumulative loss from accumulated other comprehensive income.

As at March 31, 2013, approximately $1.0 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months, of which $1.5 million relates to the estimated draw down of the cumulative loss on the interest rate swap contracts no longer designated for hedge accounting. In the event that the designated interest payments are no longer expected to occur, any remaining amount in accumulated other comprehensive income will be recognized in net earnings immediately.

QUARTERLY REPORT – Q2 2013 P. 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net earnings (loss) - basic and diluted	$72,280	$26,870	$107,568	$(19,194)

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,365	121,518	121,410	121,476
Basic earnings per share	$0.60	$0.22	$0.89	$(0.16)

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,365	121,518	121,410	121,476
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,264	467	1,144	-
Diluted weighted average number of common shares
outstanding	122,629	121,985	122,554	121,476
Diluted earnings (loss) per share	$0.59	$0.22	$0.88	$(0.16)

Excluded from the above calculation for the three months ended March 31, 2013 are 271,174 stock options (2012 – 1,027,602) and nil dilutive restricted share units (“Treasury RSUs”) (2012 – 65,000) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended March 31, 2013 are 271,174 stock options (2012 – 1,129,472) and nil Treasury RSUs (2012 – 686,423) which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q2 2013 P. 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Depreciation and amortization (note 8(b))	$24,074	$20,576	$42,826	$38,705
Loss on business acquisition achieved in stages (note 4)	-	-	1,321	-
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	9	(16)	1,175	7
Loss (gain) on remeasurement of contingent
consideration	142	652	267	(379)
(Gain) loss on disposal of property, plant and equipment	(67)	113	206	294
Share-based compensation	2,106	1,160	3,847	2,430
Deferred income taxes	2,220	(382)	1,090	(1,100)
Equity loss (earnings) in investment in joint venture	-	223	(46)	3
Unrealized net gain on foreign exchange and financial
derivatives	(1,039)	(1,433)	(869)	(359)
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	180	-	180	-
Other non-current assets	1,173	1,844	1,429	3,966
Employee benefit obligations	(18)	725	1,162	255
Provisions	78	94	2,252	164
	$28,858	$23,556	$54,840	$43,986

(b)	Non-cash transactions:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Variation in non-cash transactions:
Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	$5,826	$-	$5,826	$-
Additions to property, plant and equipment included
in accounts payable and accrued liabilities	(956)	(216)	(1,361)	(2,866)
Share repurchases for future settlement of
non-treasury RSUs included in accounts payable
and accrued liabilities	(5,391)	-	-	-
Dividends declared included in dividends payable	(10,849)	(9,176)	-	-

Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	126	123	126	123
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	203	53	6,746	4,256

QUARTERLY REPORT – Q2 2013 P. 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:

	March 31,	September 30,
	2013	2012

Bank balances	$70,852	$68,748
Term deposits	1,863	1,662
	$72,715	$70,410

12. CONTINGENT LIABILITIES:

Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT – Q2 2013 P. 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes socks, underwear and activewear products, primarily to U.S. retailers.

Following the acquisition of Anvil in May 2012, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2012 audited annual consolidated financial statements.

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Segmented net sales:
Printwear	$368,002	$360,918	$611,742	$508,112
Branded Apparel	155,038	121,647	332,074	278,250
Total net sales	$523,040	$482,565	$943,816	$786,362

Segment operating income:
Printwear	$87,307	$50,061	$133,173	$19,259
Branded Apparel	13,427	1,120	33,061	3,555
Total segment operating income	$100,734	$51,181	$166,234	$22,814

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income	$100,734	$51,181	$166,234	$22,814
Amortization of intangible assets, excluding
software	(3,901)	(3,713)	(7,802)	(7,426)
Corporate expenses	(19,185)	(15,314)	(37,589)	(27,719)
Restructuring and acquisition-related costs	(797)	(1,614)	(6,139)	(1,868)
Financial expenses, net	(1,601)	(2,937)	(3,872)	(4,933)
Equity earnings in investment in joint venture	-	(223)	46	(3)
Earnings (loss) before income taxes	$75,250	$27,380	$110,878	$(19,135)

QUARTERLY REPORT – Q2 2013 P. 39